Mail Stop 6010	September 15, 2005

Caroline Manogue
Chief Legal Officer
Endo Pharmaceuticals Holdings, Inc.
100 Endo Boulevard
Chadds Ford, Pennsylvania 19317

RE: 	Endo Pharmaceuticals Holdings, Inc.
	Form S-3 filed September 2, 2005
      Registration No. 333-128099

Dear Ms. Manogue:

      This is to advise you that we are not conducting a full review of the Form S-3 filed by Endo Pharmaceuticals Holdings, Inc. (the "Company") on September 2, 2005. However, we will be monitoring the filing (i) for additional disclosure relating to your selling securityholders and (ii) in connection with a pending confidential treatment request filed by the company. All outstanding issues on the confidential treatment request must be resolved before we will grant any request for acceleration on the Form S-3.
      With respect to your disclosure, we call to your attention the requirements of Form S-3 with respect to the information required by
Item 507 (selling shareholders). We note that certain broker dealers listed as selling shareholders on the Selling Shareholder table may have obtained the shares other than as compensation for services. In that event, such selling shareholders are underwriters under the Securities Act of 1933. In that case, please revise your registration statement to include those parties as an underwriter in the section titled "Plan of Distribution" and in such other places that would be appropriate. Furthermore, if there are affiliates of broker-dealers identified as Selling Shareholders, they should be identified as such and, if appropriate, your disclosure should be revised to include the following representations: (i) the Selling Shareholder purchased in the ordinary course of business and (ii) at the time of the purchase, the Selling Shareholder had no agreements or understanding to distribute securities. If you cannot make these representations, then you should also state that these affiliates are underwriters.

      Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      As appropriate, please amend your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation.

      Any comments or questions may be directed to Zafar Hasan at
(202) 551-3653 or to me at (202) 551-3715.

      Sincerely,



								Jeffrey Riedler
								Assistant Director


CC:  	Stacy Kanter
	Skadden Arps
	4 Times Square
	New York, NY 10036
	F:  212-735-2000
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